November 4, 2021

Attorney Edwin Kim

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

Re:	Internet Sciences Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed October 15, 2021 Filed No. 333-259214

Dear Mr. Kim:

In response to your letter dated November 3, 2021 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Internet Sciences, Inc. (the "Company"). Amendment No. 2 to the Registration Statement on Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Registration Statement on Form S-1 filing in response to the Staff's comments. For your convenience, we have reproduced below the comments contained in the Staff's November 3, 2021 letter in italicized text immediately before our response.

Amendment No. 6 of Registration Statement on Form S-1 ,

Prospectus Summary, page 4

1.	Please disclose in the prospectus summary that you have not yet generated revenues, have had recurring losses since inception and have not achieved profitable operations, which raise substantial doubt about your ability to continue as a going concern.

Response: We have updated the prospectus summary accordingly.

Financial Statements and Exhibits, Page 30

2.	Please revise to include the annual audited and interim period unaudited financial statements in the Form S-1 and not as an exhibit to the filing. Refer to Item 11 of Form S-1.

Response: We have revised the Registration Statement accordingly.

Exhibit 23.1, page X-23

3.	Pleas revise to include an updated consent from your independent registered public accounting firm.

Response: We have attached an updated auditor's consent to Amendment No. 2 to the Registration Statement on Form S-1.

Conclusion

The Company is aware of and agrees that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

Please let me know if you need anything further.

Sincerely,
INTERNET SCIENCES, INC.

/s/ Lynda Chervil
Lynda Chervil
President/CEO